BROOKS, PIERCE, MCLENDON, HUMPHREY & LEONARD, L.L.P.

WACHOVIA CAPITOL CENTER

SUITE 1600 (27601)

POST OFFICE BOX 1800

RALEIGH, NORTH CAROLINA 27602

May 5, 2005

VIA EMAIL, EDGAR FILING

AND FIRST CLASS MAIL

Securities and Exchange Commission

Division of Corporation Finance

Attn: John P. Nolan

Accounting Branch Chief

450 Fifth Street, N.W.

Washington, DC 20549

Re:	South Street Financial Corp. Form 10-KSB for the period ended December 31, 2004 File No. 000-21083

Dear Mr. Nolan:

In response to your letter dated April 28, 2005 regarding the above-referenced filings, South Street Financial Corp. (the “Company”) is submitting an amended Form 10-KSB for your review. This letter outlines our specific responses to your comments in your April 28, 2005 letter. All defined terms in this letter have the same meaning as in the above-referenced disclosure documents.

Form 10-KSB

Report of Independent Registered Public Accounting Firm – page 12

In response to your comments, the requested amendment has been made to the Company’s 2004 Annual Report to Security Holders. Due to an inadvertent oversight, the 2004 Annual Report to Security Holders contained within Exhibit (13) of the Company’s Form 10-KSB for the year ended December 31, 2004, as filed on EDGAR on March 31, 2005, contained an audit opinion with no conformed signature. The Company had, in fact, been provided with a signed copy of the audit opinion by the auditor prior to filing the Form 10-KSB. The Company’s Form 10-KSB for the year ended December 31, 2004 has been amended by replacing Exhibit (13) thereof with an amended 2004 Annual Report to Security Holders, which contains a signed audit opinion. Exhibits (23), (31.1), (31.2) and (32) were also provided in relation to the filing of the Company’s Annual Report with the amended Form 10-KSB.

Securities and Exchange Commission

Division of Corporation Finance

Attn: John P. Nolan

May 5, 2005

If you have any questions regarding these responses or revisions, we would appreciate the opportunity to discuss those issues with you.

Sincerely yours,

/s/ J. Benjamin Davis
J. Benjamin Davis

JBD/db

Enclosures

cc:	Ronald Swanner
Chris Cranford
Jean Brooks, Esq.
Kathryn Purdom, Esq.